15025604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED MAR 17 2015 WASH, D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57322

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALASKA CAPITAL MANAGEMENT CORPORATION dba AURORA SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 CONGRESSIONAL BLVD., SUITE 114
(No. and Street)

CARMEL, IN 46032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERRY HENDRIX - 317-843-5577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERRY HENDRIX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALASKA CAPITAL MANAGEMENT CORPORATION dba AURORA SECURITIES, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JERRY EUGENE HOGUE
Notary Public, State of Indiana
Tippecanoe County
Commission #631105
My Commission Expires
November 27, 2019

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2014

EDWARD OPPERMAN · CERTIFIED PUBLIC ACCOUNTANT · CPA

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2014

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
Carmel, Indiana

Report on the Financial Statements
We have audited the accompanying financial statements of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities a Indiana corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 69,886	$ 62,579
Accounts receivable	320	9,665
Prepaid expense	5,520	3,459
TOTAL ASSETS	$ 75,726	$ 75,703

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
LIABILITIES		
Accounts Payable	$ 1,278	$ -
Deferred federal and state income taxes	124	1,830
TOTAL LIABILITIES	1,402	1,830
STOCKHOLDERS' EQUITY		
Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2010 and 2009)	$ 1,000	$ 1,000
Additional Paid In Capital	23,000	23,000
Retained Earnings	50,324	49,873
TOTAL STOCKHOLDERS' EQUITY	74,324	73,873
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 75,726	$ 75,703

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUE		
Commissions and fees	$ 163,077	$ 207,311
TOTAL REVENUE	163,077	207,311
EXPENSES		
Commissions	95,727	122,118
Occupancy and equipment costs	48,000	48,000
Professional fees	4,500	4,575
Insurance	4,947	9,426
Director expenses	4,000	6,000
Regulatory expenses	5,330	8,770
TOTAL EXPENSES	162,504	198,889
Income (Loss) Before Income Tax	573	8,422
Income Tax Benefits (Expense)	(122)	(1,830)
Net Income Before Equity in Income of Investee	451	6,592
Equity in Income of Investee	-	-
Net Income (Loss)	$ 451	$ 6,592
Earning (Loss) per share of common stock	$ 0.45	$ 6.59

ALASKA CAPITAL MANAGEMENT CORPORATION

dba AURORA SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2013	**$ 1,000**	**$ 23,000**	**$ 43,281**	**$ 67,281**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	6,592	6,592
Balance at December 31, 2013	**$ 1,000**	**$ 23,000**	**$ 49,873**	**$ 73,873**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Net Income	-	-	451	451
Balance at December 31, 2014	**$ 1,000**	**$ 23,000**	**$ 50,324**	**$ 74,324**

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2013	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 451	$ 6,592
(Increase) decrease in operating assets:		
Accounts receivable	9,345	(9,665)
Prepaid expenses	(2,061)	2,517
Increase (decrease) in operating liabilities:		
Accounts payable	1,278	2,880
Income tax payable	(1,706)	778
Net Cash Provided by (Used in) Operating Activities	7,307	3,102
Net increase (decrease) in cash	7,307	3,102
Cash - beginning of year	62,579	59,477
Cash - end of year	$ 69,886	$ 62,579
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ 1,830	$ 1,052

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Alaska Capital Management Corporation dba Aurora Securities (the Firm) was formed on April 26, 1989 as a corporation in the state of Alaska. The Firm is a registered securities broker dealer. The Firm was formed to offer a broad range of investment management services for the investing public within and without Alaska. On April 22, 2007 the Firm was purchased by an Indiana Corporation and elected new officers and moved operations to Carmel, Indiana. In September 2009, the Firm was re-domiciled as an Indiana Corporation. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2014 and 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2014 and 2013. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2014 and 2013, no advertising costs were incurred.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2014 and 2013, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2014 and 2013 there were no payables to accrue.

NOTE 4: INCOME TAX EXPENSE

The Firm utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". This method requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Firm's financial statements or income tax returns. Deferred income taxes arise primarily from the recognition of income and expense on the cash basis for income tax purposes.

Income taxes are computed as follows:

	2014	2013
Refundable federal income tax (balance due)	$ 77	$ 1,177
Refundable state income tax (balance due)	45	653
Total refundable income tax (balance due)	$ 122	$ 1,830
Federal income tax expense (benefit)	$ 77	$ 1,177
State income tax expense	45	653
Total income tax expense	$ 122	$ 1,830

NOTE 5: LEASES

The Firm leases office space equipment and personnel of a related organization (common stockholder) and accordingly, incurred expenses paid to such organization amounting to approximately $48,000 for the both years ended December 31, 2014 and 2013.

NOTE 6: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of December 31, 2014, net capital as defined by the rules, equaled $74,324. The ratio of aggregate indebtedness to net capital was 1.89. The Firm must also net capital in excess of the greater of 10% of the Firm's aggregate indebtedness or 120% of the $5,000 minimum net capital. The Firm's excess net capital as by defined by the rules, equaled $68,324.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
Carmel, Indiana

We have audited the financial statements of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities as of and for the year ended December 31, 2014, and our report thereon dated <Release Date>, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014
Schedule I

Total ownership equity from Statement of Financial Condition	$	74,324
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		74,324
Haircuts on securities		-
Net Capital	$	74,324
Aggregate Indebtedness		1,402
Net capital required based on aggregate indebtedness (6-2/3%)		94
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess Net Capital	$	69,324
Total aggregate indebtedness		
(A) - 10% of total aggregate indebteness		140
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)		68,324
Percentage of Aggregate Indebtedness to Net Capital		1.89%

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
Carmel, Indiana

In planning and performing our audit of the financial statements of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities' internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities' internal control. Accordingly, we do not express an opinion on the effectiveness of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because ALASKA CAPITAL MANGEMENT CORPORATION dba Aurora Securities does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ALASKA CAPITAL MANAGEMENT CORPORATION dba Aurora Securities' practices and procedures, as described in the second paragraph of this report, were adequate at <Release Date>, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
Carmel, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2014 Part 11A filing.

The only changes were related to income tax accrual at year end.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
ALASKA CAPITAL MANAGEMENT CORPORATION
dba AURORA SECURITIES
Carmel, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, which were agreed to by Alaska Capital Management Corporation, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alaska Capital Management Corporation, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alaska Capital Management Corporation, Inc.'s management is responsible for Alaska Capital Management Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014 less revenues reported on the FOCUS reports for the period from January 1, 2014 to March 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2014 to December 31, 2014 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 25, 2015